FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 28, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL INTRODUCES ELECTRONIC TRADE AND PURCHASE SITE

Moscow, Russia — February 28, 2008 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that it has started a project to develop and implement an electronic trading system.

Mechel OAO and eTradeCommunity (ETC, a member of the ARMADA group of companies) are jointly realizing a project to develop and implement the Mechel-Procurement electronic trading system to automate the process of competitive purchases by Mechel’s subsidiaries.  Trading operations at Mechel-Procurement’s electronic trading site, which will be opened on Mechel OAO’s corporate web site, will be carried out by 14 of Mechel’s subsidiaries.

The Mechel-Procurement electronic trade system is designed to automate managing the processes of placing purchase orders and controlling goods, works, and services for Mechel’s subsidiaries.   Procurement will be carried out strictly in the form of an auction with the primary selection criteria being price. The use of a tender system or sole provider will be possible in exceptional cases.

The system will use electronic digital signature technology as the instrument for confirming legal force of electronic documents, which will significantly optimize the contracting process and subsequent interactive work with partners.

Mechel OAO Senior Vice President on Economics and Management Mukhamed Tsikanov, the project supervisor, noted, “The objective that will be achieved as the result of this system implementation is neutralization or lowering of human factor in trading and purchasing operations.  This product is another effective tool for controlling expenditures and developing constructive relations both with providers of material resources and users of our products.  Using such an electronic trade site will enable Mechel to significantly reduce Mechel’s subsidiaries’ costs of trading and purchasing operations, thus increasing the efficiency of the group’s business.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  February 28, 2008